April 18, 2012

VIA EDGAR

Mr. Daniel L. Gordon, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	CYS Investments, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed on February 13, 2012

File No. 1-33740

Dear Mr. Gordon:

This letter is submitted in response to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 13, 2012 with respect to the Form 10-K for the fiscal year ended December 31, 2011 of CYS Investments, Inc. (the “Company”), which was filed with the Commission on February 13, 2012 (the “Form 10-K”).

For convenience of reference, the Staff comment contained in your April 13, 2012 additional comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 31

Liquidity and Capital Resources, page 45

1.	We note your response to comment 1 from our letter dated March 22, 2011. Please confirm that you will disclose in future periodic filings, to the extent material, any identified negative trends in your liquidity and the amounts of margin calls received from your repurchase agreement counterparties during the periods presented to the extent such trends materially influence margin calls or the amount of margin calls is indicative of such trends.

RESPONSE: In future filings with the Commission we will include, to the extent material, disclosure of any identified negative trends in our liquidity and the amounts of margin calls received from our repurchase agreement counterparties during the periods presented, to the extent such trends materially influence margin calls or the amount of margin calls is indicative of such trends.

*    *    *    *

Mr. Daniel L. Gordon

Re:	CYS Investments, Inc.

File No. 1-33740

April 18, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (617) 639-0403.

Very truly yours,

/s/ Frances R. Spark

Chief Financial Officer and Treasurer

FRS/nr

cc:	Kevin E. Grant, Chief Executive Officer

Thomas A. Rosenbloom, General Counsel & Secretary

S. Gregory Cope, Esquire, Hunton & Williams, LLP

890 Winter Street Suite 200 Waltham, Massachusetts 02451 (617) 639-0440 www.cysinv.com